FOR IMMEDIATE RELEASE	July 20, 2022

Micromem - Romgaz Project, University of Ploiesti Update

Toronto, Ontario and New York, New York, July 20, 2022 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to provide the following update. The University of Ploiesti, Romania (Universitatea Petrol-Gaze Din Ploiesti) ("the University") has now executed an agreement with Micromem. This agreement will govern the development and project specific modifications to the tracer detection technology and, in addition, the analytics software development.

The University was selected by Romgaz to head up the technical aspects of the project. The University Petroleum-Gas University of Ploiești (Universitatea Petrol-Gaze, UPG) is a public university in Ploiești, Romania. Founded in 1948 under the name of Institute of Petroleum and Gas. The Faculty of Petroleum and Gas Engineering is the only faculty in Romania that trains specialists in the field of oil and gas exploitation and among the few in the world https://ipg.upg-ploiesti.ro/en/about-us.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued 459,085,461

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-6513. Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com